FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Aeterna Zentaris Inc. ("**Aeterna**")
c/o Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
M5K 1E7

Item 2: Date of Material Change

June 3, 2024

Item 3: News Release

A news release with respect to the material change referred to in this Material Change Report was disseminated by Aeterna on June 3, 2024 through the facilities of GlobeNewswire. The news release is available on Aeterna's profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On June 3, 2024, Aeterna and Ceapro Inc. ("**Ceapro**") completed their previously announced all-stock merger of equals transaction, effected by way of a plan of arrangement under the *Canada Business Corporations Act* (the "**Arrangement**"). Pursuant to the Arrangement, Aeterna acquired all of the issued and outstanding common shares of Ceapro (the "**Ceapro Shares**"), and Ceapro is continuing as a wholly-owned subsidiary of Aeterna.

Item 5: Full Description of Material Change

On June 3, 2024, Aeterna and Ceapro completed their previously announced Arrangement. Pursuant to the Arrangement, Aeterna acquired all of the issued and outstanding Ceapro Shares, and Ceapro is continuing as a wholly-owned subsidiary of Aeterna.

As described in the Material Change Report of Aeterna filed on May 3, 2024, Aeterna completed a consolidation of its outstanding common shares (the "**Aeterna Shares**") on the basis of four (4) pre-consolidation Aeterna Shares for (1) one post-consolidation Aeterna Share. All references to Aeterna Shares in this Material Change Report are to the Aeterna Shares on a post-consolidation basis.

Pursuant to the terms of the Arrangement, Aeterna acquired each outstanding Ceapro Share in exchange for 0.02360 of an Aeterna Share (the "**Exchange Ratio**"). Upon closing of the Arrangement, each outstanding option to purchase Ceapro Shares (the "**Ceapro Options**") ceased to represent a Ceapro Option or other right to acquire a Ceapro Share and was exchanged for a replacement option, allowing its holder to acquire Aeterna Shares on similar terms, as adjusted by the Exchange Ratio.

In addition, holders of Aeterna Shares as of the close of business on May 29, 2024 received 0.47698 of an Aeterna share purchase warrant (a "**Transaction Warrant**") on May 31, 2024 for each Aeterna Share held. Each Transaction Warrant has a term of three years and each whole Transaction Warrant is exercisable to purchase one Aeterna Share at an exercise price of US$0.01 on a cashless basis. Holders of Aeterna's outstanding warrants as of the close of business on May 29, 2024 were also issued Transaction Warrants in accordance with the anti-dilution provisions of such warrants.

Following the closing of the Arrangement, Aeterna's board of directors now consists of eight directors: Ronald W. Miller (Chair), Carolyn Egbert, Gilles Gagnon, Ulrich Kosciessa, Geneviève Foster, William Li, Dennis Turpin and Peter Edwards. The executive leadership team now consists of Gilles Gagnon, President and Chief Executive Officer, and Giuliano La Fratta, Senior Vice President and Chief Financial Officer.

The Arrangement was approved by: (1) holders of Aeterna Shares, at Aeterna's special meeting of shareholders held on March 12, 2024; (2) holders of Ceapro Shares and Ceapro Options, at Ceapro's special meeting of shareholders and optionholders held on March 12, 2024; and (3) the Court of King's Bench of Alberta on March 27, 2024.

As a result of the completion of the Arrangement, the Ceapro Shares will be delisted from the TSX Venture Exchange, and Ceapro will cease to be a reporting issuer under Canadian securities laws.

Full details of the Arrangement and certain other related matters are set out in: (1) the respective information circulars filed by Aeterna and Ceapro, each dated as of February 9, 2024 and which are available under each company's respective profile on SEDAR+ at www.sedarplus.ca; and (2) Aeterna's Registration Statement on Form F-1 and other filings on EDGAR at www.sec.gov.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

None.

Item 8: Executive Officer

For further information, please contact:
Giuliano La Fratta
Chief Financial Officer
Telephone: +1 843-900-3223

Item 9: Date of Report

June 3, 2024